EMILIO J. RODRIGUEZ JARABO
November 28, 2005

Mr. José E. Fernández Chairman Board of Directors Oriental Financial Group San Juan, PR	Via Fax and Messenger
Dear José Enrique:
     I address you to inform you that due to certain personal circumstances, I have decided to resign from my position as Director of Oriental Financial Group, which I have occupied since 1993. It was not an easy decision, but I need to have more time to handle my business affairs and to support my children.
     I am very proud of having been part of the Board of Directors of Oriental Financial Group during these years and of the achievements obtained. I also think this is an opportunity for the Institution to pursue its strategy of rejuvenating its ideas with new blood.
     You know that I am available to cooperate with you in any situation that may need my involvement or support.
     I reiterate once again that I am at your disposition and wish you success in all your endeavors.

Sincerely,
/s/ Emilio J. Rodríguez
Emilio J. Rodríguez

CALL BOX 13993 • SAN JUAN, PR 00908
TELEPHONE: 787× 721×1717 • FAX: 787× 722×2079